FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No.1	Directorate Change announcement released on 03/02/09
Exhibit No.2	Rule 8.3- (Eidos plc) announcement released on 03/02/09
Exhibit No.3	Rule 8.3- (Eidos plc) announcement released on 05/02/09
Exhibit No.4	RBS to Retain RBS Insurance announcement released on 05/02/09
Exhibit No.5	Directorate Change announcement released on 06/02/09
Exhibit No.6	Director/PDMR Shareholding announcement released on 10/02/09
Exhibit No.7	Rule 8.3- (Eidos plc) announcement released on 13/02/09
Exhibit No.8	Remuneration announcement released on 17/02/09
Exhibit No.9	Dividend Declaration announcement released on 20/02/09
Exhibit No.10	HM Treasury Asset Protection Scheme announcement released on 26/02/09
Exhibit No.11	Management Changes announcement released on 26/02/09
Exhibit No.12	Director/PDMR Shareholding announcement released on 27/02/09

Exhibit No. 1

The Royal Bank of Scotland Group plc

Appointment of Chairman

The Royal Bank of Scotland Group plc (“the Group”) announces that Sir Tom McKillop has indicated he wishes to retire as Chairman from today and, accordingly, Sir Philip Hampton, currently Deputy Chairman and Chairman-designate, will assume Chairmanship of the Group.

Sir Tom McKillop said “While my retirement was originally planned for April 2009, I believe it is appropriate to bring this forward so that Sir Philip can complete the restructuring of the board and work with the board and executive teams on the strategy going forward. I wish Sir Philip and the board every success in this difficult financial and economic environment as they strive to restore the bank’s prosperity.”

Sir Philip Hampton said "Tom McKillop has chaired RBS through unprecedented turbulence in financial markets with great dedication and integrity and the board wishes him well. It is now my privilege to chair a Group with very significant challenges but with fundamental strengths in its people and businesses. We are extremely fortunate to have the support of the UK Government and taxpayer as we restructure the Group and we mean to repay that support as soon as is practicable".

3 February 2009

Biographical details

Sir Philip Hampton was appointed Chairman of J Sainsbury plc in 2004. Previously, he was Group Finance Director of Lloyds TSB Group plc from 2002 to 2004, Group Finance Director of BT Group plc from 2000 to 2002, Group Finance Director of BG Group plc from 1997 to 2000, Group Finance Director of British Gas plc from 1995 to 1997, Group Finance Director of British Steel plc from 1990 to 1995, an Executive Director of Lazards from 1981 to 1990 and a Non-executive Director of RMC Group plc from 2002 to 2005.
Sir Philip is the former Chairman of UK Financial Investments Limited, the company established to manage the UK Government's shareholding in banks subscribing to its recapitalisation fund, and has also been a Non-executive Director of Belgacom (the Belgian telecom group) since 2004.

For Further Information Contact

Andrew Wilson
Head of Group Corporate Affairs
+44 131 626 3864
+44 7810 636 995

Neil Moorhouse
Head of Group Media Centre
+44 131 523 4414
+44 7786 690 029

Exhibit No. 2

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Eidos plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	02 February 2009

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)      Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,496,853	2.0854%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,496,853	2.0854%	0	0.0%

(b)       Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	5, 000	0. 1350 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	03 February 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Exhibit No. 3

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Eidos plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	04 February 2009

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)      Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,496,853	2.0854%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,496,853	2.0854%	0	0.0%

(b)       Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	7, 000 7,000	0. 1300 GBP 0.1300 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	05 February 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Exhibit No. 4

The Royal Bank of Scotland Group plc (“RBS”) – RBS to retain RBS Insurance

5 February 2009

RBS today announces that it has decided to retain its RBS Insurance division and that it is no longer in discussions with interested parties regarding a possible disposal of the business.

As announced on 4 November 2008, RBS is undertaking a strategic review with the aim of refocusing the Group on those businesses that have a clear competitive advantage, credible future growth opportunities from strong customer franchises and which generate appropriate risk-adjusted returns. After careful consideration, the Board of RBS believes RBS Insurance meets these criteria and that it is in the best interests of shareholders for the Group to retain the business.

Stephen Hester, Group Chief Executive, said: “Given RBS’ broader considerations, it was important to test the market for this business which has demonstrated that a sale on terms currently available would destroy value for RBS’ shareholders. RBS Insurance benefits from a leading market position, strong cash generation and low capital requirements. It does not absorb funding or risk-weighted assets and is not closely connected to the credit cycle. It is an impressive, well-run business with great people and excellent customer franchises. It can play an important role as we return the RBS Group to standalone strength.”

For analyst enquiries:

Richard O’Connor     Head of Investor Relations                        +44(0) 207672 1758

For media enquiries:

Andrew McLaughlin Group Director, Communications              +44(0) 131 6263869
                                                                                                          +44(0) 7786111689

Neil Moorhouse     Head of Group Media Centre                        +44(0) 131 523 4414

              +44(0) 7786 690029

NOTE TO EDITORS

•	RBS Insurance is the UK’s second largest insurance provider, selling and underwriting retail and SME insurance over the telephone and internet, as well as through brokers and partnerships

•	It operates leading brands such as Direct Line, Churchill, Privilege, Green Flag and NIG

•	RBS Insurance is the UK’s largest motor insurer and second largest home and pet insurer; it is also the third largest travel insurer

•	RBS Insurance is the #1 personal lines general insurer and the #2 general insurer in the UK with more than 22.5 million policies

•	RBS Insurance has 2.5 million motor policies internationally and holds prominent positions in the direct markets of Italy (#1), Spain (#2) and Germany (#3)

•

The division leverages volume scale with a single operating model, leading the market in cost of operations. The UK combined operating ratio for first half 2008, including manufacturing costs but excluding floods, improved from 95.8% to 94.6%

•	RBS Insurance employs approximately 17,000 employees in five countries, including over 15,000 in the UK

•

In the first half of 2008, RBS Insurance reported a 41% increase in operating profit (before manufacturing cost) to £513m. The business has its operating challenges but is expected to exhibit more stability than our banking businesses during the current negative credit cycle.

Exhibit No. 5

The Royal Bank of Scotland Group plc

RBS announces Board restructuring

The Board of RBS Group has been considering its future shape in recent months, especially in light of the commitment to appoint three new Non-executive Directors made at the time of the recapitalisation of the Group in October 2008. The Board has determined that a restructured Board with a smaller number of directors will be better able to engage effectively in the restructuring process for the RBS Group going forward.

As of 6 February 2009, and ahead of the appointment of three new Non-executive Directors to be completed with the approval of UKFI, the Board of RBS Group will comprise:

Chairman	Sir Philip Hampton
Group Chief Executive	Mr Stephen Hester
Group Finance Director	Mr Guy Whittaker
Chairman, Regional Markets	Mr Gordon Pell

Non-executive Directors	Mr Colin Buchan Mr Archie Hunter Mr Joe MacHale Mr John McFarlane Mr Art Ryan

As a consequence, the following Non-executive Directors will retire with effect from 6 February 2009: Bob Scott, Jim Currie, Bill Friedrich, Bud Koch, Janis Kong, Steve Robson and Peter Sutherland.

The Chairman of RBS Group Sir Philip Hampton said:

“ We are making good and purposeful progress in the restructuring of the Group including the Board. These have been very challenging times for RBS and throughout the company's difficulties I know that the whole Board served with great commitment and determination. With several directors completing two or more terms or otherwise wishing to retire, now is the right time to reduce the size of the Board , whilst ensuring an appropriate level of continuity in its key committees. Everyone at RBS is fully focused on the task in hand; restoring the company to sustainable standalone strength and repaying the support of the UK taxpayer as quickly and effectively as is practicable.”

For Further Information Contact

Neil Moorhouse Head of Group Media Centre +44 (0) 131 523 4414 +44 (0) 7786 690 029

Exhibit No. 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

499

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.25090

14. Date and place of transaction

9 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,368,660 0.00346%

16. Date issuer informed of transaction

9 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 February 2009

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

499

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.25090

14. Date and place of transaction

9 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

240,898 shares 0.00061%

16. Date issuer informed of transaction

9 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 February 2009

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

499

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.25090

14. Date and place of transaction

9 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16,908 shares 0.00004%

16. Date issuer informed of transaction

9 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 February 2009

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Andrew Martin McLaughlin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

199

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.25090

14. Date and place of transaction

9 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,305 shares 0.00003%

16. Date issuer informed of transaction

9 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 February 2009

--------------------------------------------------------------------------------------------------------------------------

Exhibit No. 7

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Eidos plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	12 February 2009

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)      Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,853	0.00083%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	21,853	0.00083%	0	0.0%

(b)       Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale Sale	475,000 2,675,000 1,999,999 1 325,000	0.2900 GBP 0.3000 GBP 0.3010 GBP 0.3075 GBP 0.3100 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	13 February 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Exhibit No. 8

The Royal Bank of Scotland Group plc

RBS announces Pay and Reward Settlement for 2008

RBS Group can confirm that it has reached agreement with the UK Government as majority shareholder (through UK Financial Investments) on its approach to Pay and Reward for 2008/09.

The outline of the approach is as follows:

  No Reward for Failure:
   No bonuses or pay increases will be made to staff associated with the major losses suffered in 2008.

  Board Remuneration:

  As previously announced Board Executive Directors will receive no bonus for
  2008
  performance
  and no pay increase in 2009.

  Pay 2009:
   Agreement has been reached with Unite in the
  UK

  for staff which they represent below managerial grades. Ongoing discussions with staff representatives are taking place in other regions. T his will mean a pay freeze for Directors and Executives in the Group worldwide, and for most
   staff in the
  US
   and the Global Banking & Markets division. On average, other staff will receive below inflation pay rises.

  Bonuses for 2008:

  No discretionary cash bonuses will be paid in 2009 for performance in 2008.
  Only legally binding guaranteed bonuses will be paid.
   Total cash bonus payments for 2009 will
  amount to £175m. Therefore total cash spend overall will have been reduced by more than 90%.
  Protection for lower paid staff:

  The existing Profit Share
  "bonus" scheme
  worth 10% of salary
  will not be paid
  for
  2008, and will be terminated for all future years. A
  n

  equivalent
   payment will be made as part of the existing monthly award package to staff below managerial grade
  , beginning in 2009
  . The average salary for this group is £18,979.
  Deferred
  awards
  :

  Staff who are

  essential to the bank's recovery
   and
   who might otherwise be at serious risk of leaving
  ,
   and who remain with the Bank will receive a deferred award for 2008. The deferred award will be released in three equal annual instalments beginning June 2010 and payable in sub-ordinated debt of RBS i.e. not in cash.
  Claw back of deferred
  awards
  :

  In individual cases up to 100% of these deferred awards will be subject to forfeiture at the discretion of the Remuneration Committee and if future losses arise in relation to their 2008 activities
  . Awards will therefore be based on sustained long-term performance
  ,
   not on short-term revenue generation.
  Deferred Amount:

  The total amount of deferred
  awards
   will be finalised following our forthcoming company announcement relating to the Group's Strategic Review. However, the total
  amount will
  represen
  t a very significant reduction on
   the
  comparable
  prior year
  totals
  and the settlement
  overall
  will be
  as tough as that at any other
  comparable
  bank.

  Future Policy:
   RBS is undertaking a fundamental review of its approach to future remuneration to ensure that incentives are well aligned to the interests of shareholder
  s
   over the long-term. The intention for 2009 is to follow the same approach and deferral periods as outlined for 2008 while ensuring the Group pays competitively overall with other international banks. More details will be provided in the Group's forthcoming Annual Report and Accounts.

Commenting on this approach RBS Group Chairman Sir Philip Hampton said:

“A fundamental reform to pay and reward is needed to reflect the reality of the situation the company is in. The Board is satisfied that this approach will be seen by most reasonable observers to have balanced difficult conflicting issues. We fully recognise, as a Company, that we have to change materially not just the business we do but also the way we do business.

“Our over-arching aim is to restore the standalone health of the Group as soon as is practicable. In doing so, we need to retain the trust of our customers, shareholders and the wider public while delivering the best possible commercial performance. We need to retain, motivate and attract talented people to restore the fortunes of the Company. We will try to do that whilst being among those banks leading the industry in changing the way we operate.

“This approach also means that we now can offer some certainty to our employees to enable them to plan ahead financially. Our staff have had to contend with significant anxiety over recent weeks and months over a situation that the vast majority bore no responsibility for creating. We have tried, wherever possible, to focus the worst impact of the changes on our more senior staff and, in particular, those in the concentrated areas of our business responsible for the major losses recorded in 2008.”

For media enquiries:

Andrew Wilson
Head of Group Corporate Affairs
+44(0) 131 6263864
+44(0) 7810636995

Neil Moorhouse
Head of Group Media Centre
+44(0) 131 523 4414
+44(0) 7786 690029

Exhibit No. 9

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDENDS ON SERIES F, H, L -N and P-T NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 31 MARCH 2009
The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 31 March 200 9. The dividends will be paid on 31 March 200 9 at the undernoted rates to holders on the register at the close of business on 16 March 200 9.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0. 421875
Seri es R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

DIVIDEND ON SERIES U NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$ 0.01 FOR THE SIX MONTHS TO 31 MARCH 2009
The Directors have declared the specified dividend on the undernoted series of Non-cumulative dollar preference shares of US$ 0.01 each for the six months to 31 March 200 9. The dividend will be paid on 31 March 200 9 at the undernoted rate to holders on the register at the close of business on 16 March 200 9.

Series	Dividend payable per share
Series U	US$3,820.00

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$ 0.01 FOR THE SIX MONTHS TO 31 MARCH 200 9
The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible dollar preference shares of US$ 0.01 each for the six months to 31 March 200 9. The dividend will be paid on 31 March 200 9 at the undernoted rate to holders on the register at the close of business on 16 March 200 9.

Series	Dividend payable per share
Series 1	US$45.59

20 February 2009

End

Exhibit No. 10

RBS GROUP INTENDED PARTICIPATION IN HM TREASURY ASSET PROTECTION SCHEME AND ADDITIONAL CAPITAL RAISING

Today RBS confirms its intended participation in H.M. Treasury’s Asset Protection Scheme, in conjunction with an additional £13 billion capital raising. The agreement between RBS and the Treasury will, when completed, allow RBS to secure asset protection that enhances its financial strength and provides improved stability for customers and depositors, and also enhances RBS’ ability to lend into the UK market. The agreement is subject to, among other things, shareholder approvals.

Issuance of Capital

On or after the implementation of the Scheme, the Treasury will subscribe for £13 billion of B Shares which will constitute Core Tier 1 capital. A summary of the expected terms of the B Shares is set out in Appendix 1. The Treasury will also commit to subscribe for an additional £6 billion of B Shares at RBS’ option.

Scheme Amount

RBS intends to participate in the Scheme in respect of assets with a par value of £325 billion and a carrying value net of impairments and write-downs of £302 billion.

First Loss

The agreement would see RBS bear the first loss amount relating to the assets in the Scheme up to £19.5 billion (after taking into account historic impairments and writedowns). Losses arising in respect of the assets after the first loss would be borne 90% by the Treasury and 10% by RBS. The Scheme will apply to losses incurred on assets on or after 1 January 2009.

Fee and Issuance of Capital

If it enters into the Scheme, RBS will pay a participation fee of £6.5 billion to the Treasury. This would be funded through the issuance of B Shares (in addition to, and on the same terms as, the B Shares referred to above), which will constitute Core Tier 1 capital. In addition, RBS will, over a period to be agreed, agree not to claim certain UK tax losses or allowances1.

Stephen Hester, Chief Executive of RBS Group, said:

“Participation in this Scheme would assist us in reducing risk for shareholders whilst providing greater support for UK customers via increased lending. It would provide increased certainty to the market by limiting potential losses on a significant proportion of our balance sheet.”

Assets

The assets would be drawn from RBS’ and certain of its affiliates’ portfolios of corporate and leveraged loans, commercial and residential property loans, structured credit assets and such other assets as the Treasury and RBS agree are to be included in the Scheme. It is also envisaged that the Scheme may include structured synthetic assets and counterparty risk exposures associated with certain derivatives transactions with monoline insurers and credit derivative product companies. RBS expects that the Scheme will protect: £225 billion of third party assets2, £44 billion of undrawn commitments, and £33 billion in other counterparty risk exposures.

Lending

By participating in the Scheme RBS would be able to free up its lending capacity. Consequently, RBS would increase its lending to UK homeowners and businesses who meet RBS’ ordinary course credit and pricing criteria on RBS’ normal commercial terms by £25 billion over the next 12 months.

Where there is demand, the increased lending will be split £9 billion to mortgage lending and the remaining £16 billion to business lending . A further £25 billion increase is targeted in 2010.

RBS is very much open for business and continues to provide funding support to personal and business customers. Its lending to business and commercial customers rose by 10% in 2008.

RBS also takes an active role in providing Enterprise Finance Guarantee (EFG) lending. Since the launch of the scheme just over a month ago the value of EFG loans to be drawn down or in the pipeline with RBS totals £20 million.

This latest commitment builds on RBS' recently announced pledge to guarantee overdrafts and pricing for small business customers until at least the end of 2009.

Capital Ratios

The Scheme and associated capital raising is expected to improve the capital ratios at the RBS consolidated group level by (i) substituting government risk weighting for that of the relevant assets; and (ii) the subscription for the B Shares by Treasury (being both the B Shares issued in respect of funding the fee for the Scheme and the additional £13 billion of B Shares to be issued on or after the implementation of the Scheme) Based on total covered assets of £325 billion, RWA would reduce by approximately £144 billion.

In addition, RBS will continue to look at various market based and/or internal capital management opportunities to generate and further strengthen Core Tier 1 Capital.

Term

While it is intended that the Scheme would apply to the covered assets until their maturity, RBS’ participation in the Scheme would be capable of termination by mutual agreement of RBS and the Treasury.

Management of the Assets

RBS would be required under the Scheme to manage the assets in accordance with certain asset management requirements as referred to in the Scheme. As the Scheme is intended to apply to losses on assets arising from 1 January 2009, RBS has today agreed with the Treasury certain interim arrangements relating to the management of those assets likely to be part of the Scheme.

Conditions to accession to the Scheme

Implementation of the Scheme for RBS will be subject to further due diligence by the Treasury and its advisers, documentation and satisfaction of applicable conditions (including the application criteria and asset eligibility criteria of the Scheme) and conditions precedent to accession in the Scheme, including State aid, regulatory and shareholder approvals.

2008 Accounts

It should be noted that there are no details about the Asset Protection Scheme in the 2008 Report and Accounts, which were approved by the Board on 25 February 2009.

Appendix 1
Summary of Expected Terms of the B Shares

RBS DRAFT 3 (NV/PIRD): 26 February 2009

B Shares

Issuer	The Royal Bank of Scotland Group plc (the “Company”).
Securities:	Ordinary shares with preferential rights in respect of dividends (“B Shares”). The B Shares have no maturity and are irredeemable.
Nominal Value:	GBP 0.50 per B Share
Issue Price:	GBP 0.50 per B Share
Rights upon Liquidation:

On a return of capital or distribution of assets on a winding-up holders of B Shares will rank in the application of the assets of the Company available to shareholders pari passu with the holders of any other classes of ordinary shares of the Company.

For these purposes, on a winding-up, each holder of a B Share will be deemed to hold one ordinary share of the Company for every B Share held at the date of the commencement of such winding-up (the “Winding Up Ratio”).

Adjustments to the Winding Up Ratio:	The Winding Up Ratio shall be subject to anti-dilution adjustments.
Dividends:

Non-cumulative dividends will be declared at the discretion of the Board of Directors or a Committee thereof, which dividends shall be paid in priority to any dividend on any other class of ordinary share capital.

The Board of Directors or a Committee thereof shall, by 30 th April in each year, decide whether or not to declare a final dividend or make a bonus issue on the ordinary shares in respect of the immediately preceding financial year. If it is decided that a final dividend on the ordinary shares is to be declared or a bonus issue is to be made in respect of the immediately preceding financial year, any dividend declared on the B Shares in respect of the same financial year will be declared at the same time. If it is decided that no final dividend on the ordinary shares will be declared or bonus issue made in respect of any financial year, the dividend on the B Shares in respect of such financial year will, if declared, be so declared no later than 30th April in the immediately following financial year provided, in each case, funds are available for distribution and are permitted by law to be distributed. The date on which the Board of Directors or a Committee thereof takes the decision to declare or not declare a dividend (in whole or in part) on the B Shares in respect of a year is referred to as a “Declaration Date”.

If declared, dividends on the B Shares will be paid annually on the date that is three business days after the record date in respect of the final dividend payable on the ordinary shares in each year commencing in 2010, if such a dividend is declared, and otherwise on 31st May in each year commencing in 2010 (the “Payment Date”). The record date for the B shares will be the same as the record date for any final dividend on the ordinary shares or otherwise shall be three business days before 31 st May in each year. Any dividend payable on the B Shares in respect of the period from the date of their issue to 31 December 2009 shall be paid pro rata by reference to the number of days the B Shares have been in issue.

Dividends on each B Share due on each Payment Date shall be equivalent to the greater of (1) 7% of the Issue Price per B Share and (2) if a dividend or dividends or other distribution is/are declared, paid or made on the ordinary shares in the period from (but excluding) the immediately preceding Declaration Date to (and including) the current Declaration Date, 250% (the “Participation Rate”) of the aggregate amount of such dividend(s) or distribution per ordinary share (the amount of any non-cash dividend or distribution being its market value).

The Board of Directors or a Committee thereof may in its discretion decide that a dividend on the B Shares in respect of a year will not be declared at all or will be declared only in part even when distributable profits are available for distribution. If the Board of Directors or a Committee decides not to declare a dividend on the B Shares in respect of a year or declares a dividend only in part, then the rights of holders of the B Shares to receive the dividend in respect of that year on that relevant Payment Date will be lost either entirely or as to the part not declared, as applicable, and the Company will have no obligation in respect of the amount of dividend not declared either to pay the dividend in respect of that year on the relevant Payment Date or to pay interest thereon, whether or not dividends on the B Shares are declared in respect of any future years.

Adjustments to the Participation Rate:	The Participation Rate will be subject to anti-dilution adjustments.
Option to Pay in Scrip:

If the Board, or a Committee thereof, decides to declare a dividend on the B Shares in respect of a financial year and, either (i) no dividend has been declared on the ordinary shares and/or distribution made thereon in respect of the same financial year or (ii) a dividend has been declared and/or a distribution has been made thereon otherwise than in cash in respect of the same financial year, the Board or Committee may in its discretion determine that the dividend on the B Shares shall be paid in whole or in part by the Company issuing further B Shares to the Holders of B Shares. The number of further B Shares to be issued to each Holder as a bonus issue shall be such number of B Shares as shall be certified by an independent investment bank (acting as expert) to equal the value of the dividend otherwise payable on the B Shares.

Restrictions following non-declaration of dividends:

If dividends in respect of a year are not declared and paid in full on the B Shares in cash or otherwise, or the Company has not set aside an amount equal to the dividend for that year, the Company:

(i)      may not pay dividends or other distributions (whether in cash or otherwise) upon any Parity Securities, including any dividends or distributions (whether in cash or otherwise) on ordinary shares payable by reference to the same record date as the B Shares, and the Company may not set aside any sum for the payment of those dividends or other distributions, unless, on the date of declaration of any such dividends or other distributions, the Company sets aside an amount equal to the dividend for the then current year payable on the B Shares to provide for payment in full of such dividend on the B Shares on the next Payment Date; or

(ii)      may not redeem, purchase or otherwise acquire for any consideration any of its Parity Securities and shall not set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition of Parity Securities, until such time as the declaration and payment of dividends on the B Shares has resumed in full.

“Group” means the Company and its subsidiary undertakings.

“Parity Securities” means (i) the ordinary shares of the Company and (ii) any other securities of the Company or any other member of the Group ranking or expressed to rank pari passu with the ordinary shares and the B Shares on a return of capital or distribution of assets on a winding-up, either issued by the Company or, where issued by another member of the Group, where the terms of the securities benefit from a guarantee or support agreement entered into by the Company which ranks or is expressed to rank pari passu with the ordinary shares and the B Shares on a return of capital or distribution of assets on a winding-up.

Conversion:

Holders of B Shares shall have the option to convert some or all of the B Shares into ordinary shares of the Company at any time at the Conversion Price provided, however, that all B Shares shall be automatically and mandatorily converted into ordinary shares at the Conversion Price if the volume weighted average trading price of the ordinary shares for 20 complete trading days in any 30 day trading period equals or exceeds GBP 0.65 per ordinary share.

The number of ordinary shares to be delivered by the Company to a Holder of B Shares upon conversion of the B Shares shall equal the Conversion Ratio for each B Share held, rounded down to the nearest whole share.

As used herein:

"Conversion Price" means GBP 0.50 per ordinary share; and

“Conversion Ratio” means the Issue Price per B Share divided by the Conversion Price.

Covenants relating to conversion	The terms of the B Shares will contain standard covenants relating to the availability of ordinary shares and to listing in respect of any conversion to ordinary shares.
Restrictions on conversion:

Without prejudice to rights arising on the mandatory conversion of ordinary shares, HM Treasury shall not be entitled to exercise its option to convert B shares into ordinary shares for as long as it holds 75% or more of the ordinary shares or if the exercise of such option would result in it holding 75% or more of the ordinary shares.

Adjustments to the Conversion Price:

The Conversion Price shall be adjusted in accordance with standard Euro-market anti-dilution adjustments other than customary change of control adjustments or extraordinary dividend adjustments (to the extent compensated by dividends paid at the Participation Rate).

Voting rights:

Holders of the B Shares will only be entitled to receive notice of and to attend any general meeting of Shareholders and to speak or vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the rights and restrictions attached to the B Shares or to wind up, or in relation to the winding-up of, the Company (and then in each such case only to speak and vote upon any such resolution).

If holders of the B Shares are entitled to vote upon a resolution proposed at a general meeting of Shareholders, on a show of hands every holder of B Shares who is entitled to vote or any proxy or a corporate representative for that holder, in each case who is present in person, will have one vote. On a poll, each holder of B Shares who is entitled to vote and who is present in person, by proxy or by corporate representative, will have two votes for each B Share of which he or she is the holder.

Purchase of own shares:

Subject to the Articles, the provisions of the Companies Acts, all other laws and regulations applying to the Company and the rights conferred on any other class of shares of the Company and confirmation from the FSA that it has no objection to the purchase (for as long as the Company is required to obtain such confirmation) the Company may at any time purchase any B Shares.

Share buybacks:	For as long as any B Shares remain outstanding the Company may not purchase any of its ordinary shares.
Restrictions on Voting Rights:

HM Treasury shall not be entitled to vote, whether on a show of hands or on a poll, in respect of ordinary shares acquired by it as a result of the conversion of B Shares into ordinary shares to the extent, but only to that extent, that votes cast on such ordinary shares, together with any other votes which HM Treasury is entitled to cast in respect of any other ordinary shares held by or on behalf of HM Treasury would exceed 75% of the total votes eligible to be cast on a resolution presented at a general meeting of the Company. For the avoidance of doubt, these restrictions shall not affect or limit any voting rights that HM Treasury may have in respect of any other class or classes of shares in the capital of the Company.

Amendments:

For so long as the B Shares are held by or on behalf of HM Treasury and in the event that the B Shares cease to be eligible as Core Tier 1 Capital then HM Treasury shall negotiate in good faith with the Company with a view to making such amendments to the terms of the B shares as may be necessary for the B Shares to constitute Core Tier 1 Capital.

“Core Tier 1 Capital” has the meaning given by the FSA from time to time.

No pre-emption rights:	Holders of the B Shares will not have pre-emption rights in respect of ordinary shares.
Listing:	The B Shares will not initially be listed. HM Treasury is entitled to require the Company to seek a listing of the B Shares.
Governing law:	The creation and issue of the B Shares and the rights attached to them are governed by, and shall be construed in accordance with, the laws of Scotland.

Contacts

Richard O'Connor

Head of Investor Relations

+44 (0)207 672 1758

For media enquiries:

Steven Blaney
Head of GBM Communications
+44(0) 7525 987 676

Piers Townsend
Head of GBM Media
+44(0) 7921 890559

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in connection with the Offer, in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, South Africa, Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of RBS's website nor any website accessible by hyperlinks on RBS's website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the Prospectus and/or the Application Forms and/or the transfer or offering of new shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

Certain statements made in this announcement constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions and relate to, among other things, risks concerning borrower credit quality, the performance of RBS's various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS's expectations in respect of the securities offering and its capital ratios, RBS's business strategy and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward-looking statements to differ materially from actual results, include but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and RBS in particular; the effect on RBS's capital of write downs in respect of credit market exposures; RBS's ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO's businesses and assets; general economic conditions in the UK and in other countries in which RBS has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of RBS in managing the risks involved in the foregoing. These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

1     The total deferred tax assets as at 31 December 2008 were £5.4 billion.

2     Third party assets consist of loans, advances and securities.

Exhibit No. 11

Management Changes at RBS

Nathan Bostock to join as Head of Restructuring and Risk

RBS is pleased to announce that Nathan Bostock will rejoin the Group in June as Head of Restructuring and Risk. This is a new role on the Group’s Executive Committee, reporting to Stephen Hester, Group Chief Executive. The role will carry responsibility for the newly created Non-Core Division of RBS, those assets potentially covered in the newly announced Asset Protection Scheme (largely overlapping) and for the Risk and Legal functions within RBS.

Nathan is currently Chief Financial Officer of Abbey National and Alliance & Leicester. He started his career with Coopers and Lybrand before working in Financial Markets at the Chase Manhattan Bank and RBS. Following this his roles have included Director, Group Risk for RBS (until 2001), Head of Wholesale Markets at Abbey, Head of the Portfolio Business Unit (the non-core business division created at Abbey in 2002) and from 2004 Chief Financial Officer, more recently he has also been the Executive Director responsible for Products and Marketing, Human Resources, Cards and Insurance.

Appointment of Deputy Chief Executive – Gordon Pell

RBS also announces that Gordon Pell currently Head of Regional Markets has assumed the title of Deputy Chief Executive, reflecting his broader input to the Group’s business. In addition to his Group role, Gordon will retain particular responsibility for the UK Retail, Wealth and Ulster Bank businesses.

Stephen Hester Chief Executive of RBS said:

“We are very pleased to have attracted Nathan to join RBS in what is a crucial role for us going forward. He will work closely with new colleagues here in managing down our risk positions through oversight of both our Risk function and the new Non-Core Division that we have created. Nathan’s experience bears well on these tasks.

We have also announced internally other management changes today. Gordon Pell has kindly agreed to postpone his scheduled retirement to 2010. We benefit greatly from his experience and I am pleased to recognise that with his changed role as Deputy Chief Executive.”

26 February 2009

For further information please contact:

Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758
+44 (0) 7909 873 681

Andrew Wilson
Head of Group Corporate Affairs
+44(0) 131 6263864
+44(0) 7810636995

Exhibit No. 12

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24. (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24. (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24. (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Ellen Allemany

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ellen Allemany

8 State the nature of the transaction

Release of 212,081 shares from The Royal Bank of Scotland Group plc Restricted Share Plan. All the released shares have been retained.

9. Number of shares, debentures or financial instruments relating to shares acquired

212,081

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

26 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

505,355 0.00128%

16. Date issuer informed of transaction

26 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

27 February 2009

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stephen Alan Michael Hester

8 State the nature of the transaction

Sale of 617,172 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 1,502,291 restricted shares. Mr Hester has retained 885,119 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

885,119

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

617,172

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.285

14. Date and place of transaction

26 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,225,643 0.00310%

16. Date issuer informed of transaction

26 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

27 February 2009

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Peter Nathanial

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Peter Nathanial

8 State the nature of the transaction

Release of 13,724 shares from The Royal Bank of Scotland Group plc Restricted Share Plan. All the released shares have been sold.

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

13,724

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.24906

14. Date and place of transaction

27 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,180 0.00002%

16. Date issuer informed of transaction

27 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

27 February 2009

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Guy Robert Whittaker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Guy Robert Whittaker

8 State the nature of the transaction

Sale of 37,269 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 90,718 restricted shares. Mr Whittaker has retained 53,449 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

53,449

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

37,269

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.285

14. Date and place of transaction

26 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,366,622 0.00346%

16. Date issuer informed of transaction

26 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

27 February 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 March 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat